Filed by Euronav NV
This communication is filed pursuant to Rule 425
under the United States Securities Act of 1933
Subject Company: Euronav NV
(Commission File No. 001-36810)
Date: November 4, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated November 3, 2022, announcing the Company’s financial results for the third quarter ended September 30, 2022.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 4, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

EURONAV ANNOUNCES THIRD QUARTER 2022 RESULTS

HIGHLIGHTS

•	Large crude tanker freight rate recovery accelerated during Q3 2022
•	VLCC rates have gained significant and sustained traction from August
•	Fleet rejuvenation plan will continue in Q4 with sales of 2 older vessels and 2 new contracts
•	Final Combination Agreement signed with Frontline
•	Q4 to date spot rates 45% fixed at 47,500 USD per day for VLCC and 48% fixed at 45,000 USD per day for Suezmax

ANTWERP, Belgium, 3 November 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the third quarter ended 30 September 2022.
Hugo De Stoop, CEO of Euronav said: “Over the recent months, improving tanker market fundamentals have, together with geopolitical events, driven sustained and significant freight rate improvements which are broad and well supported in all parts of the large crude tanker market. Firstly, ton miles continue to grow owing to primary and secondary effects from Russian crude transportation dislocation. Secondly, the demand for crude is underpinned by the relative low pricing of oil in the current energy mix. Finally, crude supply growth is reinforced by non-OPEC barrels from the Atlantic basin. We believe that potential headwinds from OPEC production cuts will not translate into factors capable of disrupting the current momentum. The proposed combination with Frontline remains on track and we look forward to delivering a scalable and influential crude tanker platform.”

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Third Quarter 2022	Third Quarter 2021*	YTD 2022	YTD 2021

Revenue	223,539	94,213	486,601	302,347
Other operating income	2,879	2,439	10,515	7,112

Voyage expenses and commissions	(55,595)	(32,825)	(130,047)	(83,586)
Vessel operating expenses	(56,039)	(53,042)	(157,560)	(169,139)
Charter hire expenses	(372)	(3,915)	(4,828)	(8,198)
General and administrative expenses	(14,930)	(7,893)	(38,101)	(24,475)
Net gain (loss) on disposal of tangible assets	—	—	33,244	10,568
Depreciation	(58,791)	(87,787)	(165,042)	(259,012)

Net finance expenses	(20,227)	(22,710)	(82,091)	(60,522)
Share of profit (loss) of equity accounted investees	2,982	5,907	17,556	17,084
Result before taxation	23,446	(105,613)	(29,753)	(267,821)

Tax benefit (expense)	(6,998)	(294)	(2,075)	1,224
Profit (loss) for the period	16,448	(105,907)	(31,828)	(266,597)

Attributable to: Owners of the Company	16,448	(105,907)	(31,828)	(266,597)

*
To improve the relevancy of the accounting information of the income statement, the Company has decided to reclassify certain cost elements without impact on the profit (loss) for the period. This voluntary change has been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been revised and included in the table above (*).

The contribution to the result is as follows:

(in thousands of USD)	Third Quarter 2022	Third Quarter 2021	YTD 2022	YTD 2021

Tankers	8,738	(112,539)	(61,218)	(285,796)
FSO	7,710	6,632	29,390	19,199
Result after taxation	16,448	(105,907)	(31,828)	(266,597)

Information per share:

(in USD per share)	Third Quarter 2022	Third Quarter 2021	YTD 2022	YTD 2021

Weighted average number of shares (basic) *	201,783,532	201,677,981	201,735,976	201,677,981
Result after taxation	0.08	(0.53)	(0.16)	(1.32)

*	The number of shares issued on 30 September 2022 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 30 September 2022 is 201,783,532.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

EBITDA reconciliation (unaudited):

(in thousands of USD)	Third Quarter 2022	Third Quarter 2021	YTD 2022	YTD 2021

Profit (loss) for the period	16,448	(105,907)	(31,828)	(266,597)
+ Net interest expenses	20,323	22,468	81,341	60,125
+ Depreciation of tangible and intangible assets	58,791	87,787	165,042	259,012
+ Income tax expense (benefit)	6,998	294	2,075	(1,224)
EBITDA (unaudited)	102,560	4,642	216,630	51,316

+ Net interest expenses JV	(384)	691	(745)	2,321
+ Depreciation of tangible and intangible assets JV	—	3,109	3,149	9,225
+ Income tax expense (benefit) JV	(2,583)	694	(1,599)	2,005
Proportionate EBITDA	99,593	9,136	217,435	64,867

Proportionate EBITDA per share:

(in USD per share)	Third Quarter 2022	Third Quarter 2021	YTD 2022	YTD 2021

Weighted average number of shares (basic)	201,783,532	201,677,981	201,735,976	201,677,981
Proportionate EBITDA	0.49	0.05	1.08	0.32

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor. On June 7th, 2022, Euronav has acquired the other 50% of the shares in the JV TI Africa Ltd and TI Asia Ltd. As from this acquisition date, Euronav globally consolidated those companies.

For the third quarter of 2022, the Company realized a net profit of USD 16.4 million or USD 0.08 per share (third quarter 2021: a net loss of 105.9 USD million or USD (0.53) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 99.6 million (third quarter 2021: USD 9.1 million).

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2022	Third quarter 2021
VLCC
Average spot rate (in TI Pool)*	22,250	9,000
Average time charter rate**	47,000	50,250
SUEZMAX
Average spot rate***	34,000	10,250
Average time charter rate	30,500	29,500

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Fleet rejuvenation

Sale of older Suezmax vessel
On 19 October, Euronav announced the sale of the Cap Phillippe (2006 - 158,920 dwt) generating a capital gain of USD 12.9 million. The vessel was debt free and delivered to the new owners during Q4 2022. This brings the total number of vintage Suezmaxes sold during 2022 to 4.

Sale ULCC Europe
On 17 October, Euronav announced the sale of the ULCC (Ultra Large Crude Carrier) Europe (2002 – 441,561 dwt). The vessel is debt free and has been delivered to her new owners. The sale generated a capital gain of USD 34.7 million. The Europe has a capacity of 3 million barrels of crude. This was one of only four ships of such scale constructed in 2002 and 2003. Euronav has an ongoing interest in all of the three other ULCCs. The company retains ownership of the Oceania (2003 – 441,585 dwt) and 100% ownership since June 2022 of the FSO Asia (2002 – 432,023 dwt) and FSO Africa (2002 – 432,023 dwt), with both ULCC vessels converted into purposed-built FSO vessels under long term contract in Qatar.

Two new Eco-Suezmax contracted at Korean yard
Euronav has entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts, subject to refund guarantee. The vessels will be sister ships to our Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels are scheduled for delivery in the third quarter of 2024. The vessels are the latest generation of Suezmax Eco-type tankers fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG ready, with both parties working closely to also have the structural notation to be Ammonia and Methanol Ready. This provides the option to switch to other fuels at a later stage.

Update - Newbuilding delivery schedule
Outstanding capital expenditure for the 8 vessels (3 VLCCs and 5 Suezmax) currently under construction at the end of Q3 2022 was USD 474 million, split as follows: USD 70 million in 2022, USD 267 million in 2023 and USD 137 million in 2024.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Combination with Frontline
On 11 July 2022 we announced that Euronav and Frontline entered into a definitive agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every Euronav share (the “Combination”), which was unanimously approved by all the members of Frontline's Board of Directors and by all members of Euronav's Supervisory Board. The agreement confirmed the principal aspects of the previously announced term sheet that was signed on 7 April 2022. More details are provided in the press release of 11 July 2022. https://www.euronav.com/en/investors/company-news-reports/press-releases/2022/frontline-ltd-considers-voluntary-public-takeover-bid-on-euronav-nv/

Indicative Timetable and Next Steps
The combination between Frontline and Euronav is a complex transaction which requires a number of regulatory approvals from various authorities. Frontline will relocate from Bermuda to Cyprus, a member state of the European Union, prior to the launch of the tender offer. This relocation of domicile requires Frontline shareholder approval and regulatory filings in Bermuda and Cyprus. Both Frontline and Euronav are pleased to announce that good progress has been made on the relocation. An updated F-4 prospectus detailing the aspects of the relocation has been filed with the SEC. Once this F-4 has been declared effective, Frontline shareholders will be invited to a special general meeting where they will be requested to approve the relocation.  After such approval, final regulatory steps will be undertaken for the relocation to become effective in Cyprus.
Once the relocation is approved by Frontline shareholders, the launch of the tender offer is expected.  After the Belgian and US offering documents related to such tender offer have been filed, approved and/or declared effective, the acceptance period of such tender offer will be opened, which is now expected to take place in Q1 2023. Following the results of the tender offer, a full legal merger may be pursued as soon as possible and proposed to the Frontline and Euronav shareholders’ meetings. In the meantime, the parties will pursue all corporate and other steps necessary for the Combination.
Frontline intends to formally launch the tender offer, in which case it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus.  The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum.  If Frontline decides not to proceed with the tender offer, it will report about this in accordance with its legal obligations.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Distribution to shareholders
COUPON 30:

Ex-dividend date	21/11/2022
Record date	22/11/2022
Payment date	29/11/2022

Euronav maintains its stated policy of distributing USD 3 cents per share per quarter.
Following the decision of the shareholders meeting of November 2021 to make the issue premium reserve account available for distribution and in line with the decision of the annual shareholders meeting of 19 May 2022, a distribution of USD 3 cents related to Q3 2022 will be paid via a repayment from that issue premium reserve. This distribution approach will again be optimal for shareholders as Euronav anticipates there will be zero withholding tax (WHT) associated with such a payment. USD 3 cents per share will thus be paid to shareholders on 29th of November.
Further expansion of Tankers International VLCC platform
Tankers International is the world’s largest VLCC operating platform and pool and was co-founded by Euronav in 2000. The pool and its partners are moving from strength to strength. The pool is currently operating 69 vessels, which means an expansion of its size by 21 vessels from 5 different owners year to date.  More details on Tankers International can be found at www.tankersinternational.com.

TANKER MARKET & OUTLOOK

The large crude tanker market is well positioned to start a multi-year upcycle based on strong fundamentals and well supported tanker market specific catalysts:

•	Orderbooks at 25 years plus lows
•	Contracting constrained by high vessel prices & incoming regulations
•	Shipbuilding capacity constrained until 2025/26 by LNG carrier/container contracts
•	Global fleet age average of large tanker segments is the highest seen in the last 20 years.

This sector positioning is augmented by catalysts such as Russian crude/product dislocation which has a further final leg to run when the EU price cap and embargo is applied from 5 December 2022 (for crude oil). This will displace approximately 1 million bpd seaborne crude from Russia to EU, which will likely be re-routed to Far Eastern/South Asian buyers. The EU will continue to replace these lost barrels via the Middle East and Atlantic sourcing from the VLCC-segment. These displacements are expected to translate into longer ton-mile.
Other data points continue to support a positive tanker market narrative. US crude exports for the week ending 20 October hit a new record high of 5.1m bpd reflecting some SPR cargoes but also underlying strong US production growth.
Incoming regulations have been overlooked in the current geopolitical environment but will begin with the application of the CII (Carbon Intensity Indicator) as part of the EEXI (Energy Efficiency eXisting ship Index) family of maritime regulations starting 1 January 2023. Euronav believes that over time the CII will act as a speed limit on maritime transportation pressurising further tanker capacity.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Several additional factors have yet to be fully priced into the current mix. Fuel switching, using crude as a direct fuel/energy source instead of other sources is driving around 0.7 million bpd of oil demand during this winter (source: JP Morgan). This could continue to grow in both size and duration given crude’s relative cheaper pricing and could be supported by inventory rebuild at some point with global oil inventory (ex strategic petroleum reserves) at 2014 levels (source: EIA).
Asset prices continue to rise for new build and second-hand tankers (5 and 10 year old VLCC & Suezmax values are up 20% in the last six months according to Clarksons) providing owners with optionality. Given the positive set up for the market, it is not surprising that only 1x VLCC and 1x Suezmax exited the fleet (recycled) during Q3 2022. Time charter market opportunities continue to grow as highlighted in our Q2 earnings release.
The global crude tanker market positioning remains very favourable and so far without the support of any positive drivers from China. Crude consumption from China for 2022 year-to-date remains below the run rate of 2019 (source: Bloomberg). Recent product export and import quota releases (three months earlier than usual) would suggest China could be returning to previous levels of crude demand. This would be in addition to the supportive factors listed above.
So far in the fourth quarter of 2022, the Euronav VLCC fleet that operated in the Tankers International Pool earned about USD 47,500 USD per day and 45% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 45,000 USD per day on average with 48% of the available days fixed.

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	3 November 2022
Event Time:	8 a.m. EST / 1 p.m. CET
Event Title:	“Q3 2022 Earnings Conference Call”
Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=OqC6JLum

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10172444/f4dbb03384. Pre-registration fields of information to be gathered: name, company, email.
Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.
A replay of the call will be available until 10 November 2022, beginning at 9 a.m. EST / 2 p.m. CET on 3 November 2022. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number  10172444.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET
*
*  *

Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement Q4 results: 2 February 2023

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline has filed with the SEC a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the SEC completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the SEC’s website (www.sec.gov). Copies of the filings with the SEC can also be obtained, without charge, by directing a request to:
Lars H. Barstad
Chief Executive Officer, Frontline Management AS
Tel: +47 23 11 40 37
Email: lba@frontmgt.no
Additionally, all documents filed with the SEC can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the SEC by Frontline.  In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the SEC by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Euronav under the “SEC Filings” section of Euronav’s website at https://www.euronav.com/en/investors/company-news-reports/sec-filings/ and by Frontline at https://www.frontline.bm/sec-filings/. The information on these websites is not incorporated by reference into this press release.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Euronav NV	Frontline Ltd.
Mr. Brian Gallagher Head of IR and Communications Tel: +44 20 7870 0436 Email: IR@euronav.com	Lars H. Barstad Chief Executive Officer Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 39 VLCCs (of which 3 bareboat in, 1 time chartered in and three to be delivered), 23 Suezmaxes (of which two vessels are time chartered in and five vessels to be delivered) and 2 FSO vessels.

About Frontline Ltd.
Frontline is an independent tanker company engaged in the ocean transportation of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 21 VLCCs (with further two due for delivery in Q4 2022 and Q1 2023), 29 Suezmaxes and 20 LR2/Aframax tankers.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", “would”, “will”, "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, the occurrence of the Merger, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group's operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe , the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combines group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries,, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products, including but not limited as a result of inflation, and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on Euronav's forward-looking statements. These forward-looking statements are and will be based upon our management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	September 30, 2022	December 31, 2021
ASSETS

Non-current assets
Vessels	3,127,354	2,967,787
Assets under construction	156,430	181,293
Right-of-use assets	26,681	29,001
Other tangible assets	878	1,218
Intangible assets	16,152	186
Receivables	38,775	55,639
Investments in equity accounted investees	3,202	72,446
Deferred tax assets	1,412	1,546

Total non-current assets	3,370,884	3,309,116

Current assets
Bunker inventory	68,879	69,035
Non-current assets held for sale	94,137	—
Trade and other receivables	309,351	237,745
Current tax assets	59	99
Cash and cash equivalents	203,672	152,528

Total current assets	676,098	459,407

TOTAL ASSETS	4,046,982	3,768,523

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,684,389	1,702,549
Translation reserve	(672)	453
Hedging reserve	33,327	2,396
Treasury shares	(163,024)	(164,104)
Retained earnings	151,434	180,140

Equity attributable to owners of the Company	1,944,602	1,960,582

Non-current liabilities
Bank loans	1,486,598	1,175,835
Other notes	197,389	196,895
Other borrowings	74,986	86,198
Lease liabilities	9,560	16,759
Other payables	752	3,490
Employee benefits	2,934	6,839
Provisions	670	892

Total non-current liabilities	1,772,889	1,486,908

Current liabilities
Trade and other payables	128,151	83,912
Current tax liabilities	5,661	366
Bank loans	123,606	29,313
Other notes	—	67,025
Other borrowings	46,768	117,863
Lease liabilities	25,018	22,292
Provisions	287	262

Total current liabilities	329,491	321,033

TOTAL EQUITY and LIABILITIES	4,046,982	3,768,523

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2022	2021*
	Jan. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2021
Shipping income
Revenue	486,601	302,347
Gains on disposal of vessels/other tangible assets	33,591	10,568
Other operating income	10,515	7,112
Total shipping income	530,707	320,027

Operating expenses
Voyage expenses and commissions	(130,047)	(83,586)
Vessel operating expenses	(157,560)	(169,139)
Charter hire expenses	(4,828)	(8,198)
Loss on disposal of vessels/other tangible assets	(347)	—
Depreciation tangible assets	(164,441)	(258,946)
Depreciation intangible assets	(601)	(66)
General and administrative expenses	(38,101)	(24,475)
Total operating expenses	(495,925)	(544,410)

RESULT FROM OPERATING ACTIVITIES	34,782	(224,383)

Finance income	14,471	10,402
Finance expenses	(96,562)	(70,924)
Net finance expenses	(82,091)	(60,522)

Share of profit (loss) of equity accounted investees (net of income tax)	17,556	17,084

PROFIT (LOSS) BEFORE INCOME TAX	(29,753)	(267,821)

Income tax benefit (expense)	(2,075)	1,224

PROFIT (LOSS) FOR THE PERIOD	(31,828)	(266,597)

Attributable to:
Owners of the company	(31,828)	(266,597)

Basic earnings per share	(0.16)	(1.32)
Diluted earnings per share	(0.16)	(1.32)

Weighted average number of shares (basic)	201,735,976	201,677,981
Weighted average number of shares (diluted)	201,982,230	201,773,240

* In order to improve the relevancy of the accounting information of the income statement, the Company has decided to reclassify certain cost elements without impact on the profit (loss) for the period. This voluntary change has been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been revised.

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2022	2021
	Jan. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2021

Profit/(loss) for the period	(31,828)	(266,597)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(1,125)	(373)
Cash flow hedges - effective portion of changes in fair value	30,931	5,275
Equity-accounted investees - share of other comprehensive income	159	756

Other comprehensive income (expense), net of tax	29,965	5,658

Total comprehensive income (expense) for the period	(1,863)	(260,939)

Attributable to:
Owners of the company	(1,863)	(260,939)

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	936	(7,456)	(164,104)	540,714	2,311,787

Profit (loss) for the period	—	—	—	—	—	(266,597)	(266,597)
Total other comprehensive income (expense)	—	—	(373)	5,275	—	756	5,658
Total comprehensive income (expense)	—	—	(373)	5,275	—	(265,841)	(260,939)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at September 30, 2021	239,148	1,702,549	563	(2,181)	(164,104)	250,672	2,026,647

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	(31,828)	(31,828)
Total other comprehensive income (expense)	—	—	(1,125)	30,931	—	159	29,965
Total comprehensive income (expense)	—	—	(1,125)	30,931	—	(31,669)	(1,863)

Transactions with owners of the company
Dividends to equity holders	—	(18,160)	—	—	—	—	(18,160)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	2,963	2,963
Total transactions with owners	—	(18,160)	—	—	1,080	2,963	(14,117)

Balance at September 30, 2022	239,148	1,684,389	(672)	33,327	(163,024)	151,434	1,944,602

PRESS RELEASE Regulated information 3 November 2022 – 08.00 am CET

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2022	2021
	Jan. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2021
Cash flows from operating activities
Profit (loss) for the period	(31,828)	(266,597)

Adjustments for:	198,210	290,486
Depreciation of tangible assets	164,441	258,946
Depreciation of intangible assets	601	66
Provisions	(198)	(171)
Income tax (benefits)/expenses	2,075	(1,224)
Share of profit of equity-accounted investees, net of tax	(17,556)	(17,084)
Net finance expense	82,091	60,521
(Gain)/loss on disposal of assets	(33,244)	(10,568)

Changes in working capital requirements	(11,963)	36,271
Change in cash guarantees	103	9
Change in inventory	156	49,200
Change in receivables from contracts with customers	(43,255)	(16,974)
Change in accrued income	(10,108)	(1,949)
Change in deferred charges	(2,628)	(8,361)
Change in other receivables	(2,742)	6,058
Change in trade payables	49,266	6,399
Change in accrued payroll	100	(3,366)
Change in accrued expenses	(2,121)	2,951
Change in deferred income	722	(1,615)
Change in other payables	(545)	2,992
Change in provisions for employee benefits	(911)	927

Income taxes paid during the period	3,394	652
Interest paid	(74,278)	(48,227)
Interest received	2,557	2,823
Dividends received from equity-accounted investees	1,150	3,025

Net cash from (used in) operating activities	87,242	18,433

Acquisition of vessels and vessels under construction	(449,254)	(352,515)
Proceeds from the sale of vessels	198,011	51,344
Acquisition of other tangible assets	(166)	(86)
Acquisition of intangible assets	(16,569)	(44)
Payments received from loans to related parties	32,794	2,296
Repayment of loans from related parties	(10,215)	—
Lease payments received from finance leases	1,525	1,481

Net cash from (used in) investing activities	(243,874)	(297,524)

(Purchase of) Proceeds from sale of treasury shares	1,080	—
Proceeds from new borrowings	1,141,384	925,826
Repayment of borrowings	(617,526)	(414,032)
Repayment of lease liabilities	(18,797)	(41,786)
Repayment of commercial paper	(251,880)	(148,001)
Repayment of sale and leaseback	(16,953)	(16,953)
Transaction costs related to issue of loans and borrowings	(1,725)	(3,908)
Dividends paid	(18,177)	(18,158)

Net cash from (used in) financing activities	217,406	282,988

Net increase (decrease) in cash and cash equivalents	60,774	3,897

Net cash and cash equivalents at the beginning of the period	152,528	161,478
Effect of changes in exchange rates	(9,630)	(3,176)

Net cash and cash equivalents at the end of the period	203,672	162,199

of which restricted cash	—	—